

May 5, 2011

David M. Denton
Executive Vice President and
Chief Financial Officer
CVS Caremark Company
One CVS Drive
Woonsocket, RI 02895

  Re: CVS Caremark Company
    Form 10-K for the Fiscal Year Ended December 31, 2010
    Filed February 18, 2011
    File No. 001-01011

Dear Mr. Denton:

  We have completed our review of your filing and do not have any further comments at this time.

        Sincerely,

        Melissa N. Rocha
        Accounting Branch Chief